

02033097

P.E 4-30-02

1129137

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1-16269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

MAY 06 2002

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of APRIL, 2002

AMERICA MOBILE
(Translation of registrant's name into English)

LAGO ALBERTO 366, COL. ANAHUAC, 11320, MEXICO D.F.
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

____
(Registrant)

Date APRIL 29, 2002

By __________________
(Signature)*
CARLOS GARCIA MORENO
CHIEF FINANCIAL OFFICER

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

NEWS RELEASE


américa
móvil

FOR IMMEDIATE RELEASE

REORGANIZATION OF TELECOM AMERICAS COMPLETED AND CAPITAL STRUCTURE IMPROVED

- *Telecom Americas becomes pure-play Brazil mobile company*
- *Arranging US$660 million of new equity*
- *Reduces debt and extends maturity profile*
- *Targeting over 5 million subscribers by year-end 2002*

Mexico City, February 12, 2002 – América Móvil S.A. de C.V. ("América Móvil") today announced the closing of the plan to reorganize its Latin American joint venture, Telecom Americas Ltd. ("Telecom Americas"), into a company focused on the Brazilian mobile wireless market. As part of the reorganization, América Móvil with its partners in Telecom Americas, Bell Canada International Inc. ("BCI") and Texas-based SBC International, Inc. ("SBC"), have completed the following transactions:

- Telecom Americas transferred its 77.1% interest in Comunicación Celular S.A. - Comcel S.A. to América Móvil;

- América Móvil transferred cash of US$80 million and its 41% interest in Algar Telecom Leste S.A. ("ATL") to Telecom Américas;

- Telecom Américas distributed its 75.6% interest in Canbras Communications Corp. to BCI;

- Telecom Américas will distribute its 60% interest in Techtel-LMDS Comunicaciones Interactivas, S.A. to América Móvil upon receipt of regulatory approvals; and

- Telecom Américas distributed its 59% interest in Genesis Telecom C.A. equally to BCI and América Móvil.

As part of this reorganization, originally announced on December 3, 2001, Telecom Américas has secured capital contributions from its principal shareholders, América Móvil and BCI, in the amount of US$240 million, which is being provided in proportion to their current ownership interests in Telecom Américas. Telecom Americas has also reached an agreement with a financial investor for an equity investment of US$300 million, which is subject to customary closing conditions and is expected to close before the end of February 2002. Additional capital resources in the amount of US$120 million have been committed to Telecom Américas in the form of a shareholder loan that is repayable in June 2004 in common shares of Telecom Américas. Over US$500 million of these resources will be used to reduce short-term debt, with the balance being used to fund operating requirements, including capital expenditures.

Taking into account the proposed US$300 million equity injection, América Móvil's interest in Telecom Américas would be approximately 42.4%, as compared to 45.5% currently.

Telecom Américas also concluded a number of funding arrangements which have allowed it to refinance and significantly extend the average life of some of its existing debt. This includes, among others, a new loan from the Banco

Nacional de Desenvolvimento Economico e Social ("BNDES") to Tess S.A. and medium term loans for ATL.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America, with operations in several countries in the Americas and over 26 million wireless subscribers. Visit www.americamovil.com


américa
móvil

AMÉRICA MÓVIL SELLS 49% INTEREST IN CABLEVISIÓN

- Shares floated in the Mexican Stock Exchange

Mexico City, April 9, 2002 - América Móvil, [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that it sold its 49% indirect equity interest in the Mexican cable television operator Empresas Cablevisión, S.A. de C.V. (Cablevisión). Proceeds from the sale will be approximately US$200 million.

The transaction reflects the strategy of the company of actively managing its asset base with a view to directing its efforts and resources towards the development of its core business, wireless telecommunications. This is the second sale of non-core assets during 2002.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America, with operations in several countries in the Americas and over 26 million wireless subscribers.
www.americamovil.com


américa
móvil

TELECOM AMERICAS CLOSES TRANSACTION WITH A FINANCIAL INVESTOR

- 300 million dollars equity investment made by a financial investor

Mexico City, April 22, 2002 - América Móvil, [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today the closing of a transaction with a financial investor for an equity investment in Telecom Americas.

On February 12, América Móvil announced that a private investor had agreed to purchase 300 million dollars of shares in Telecom Americas, Ltd. The transaction closed on April 19 and as a result América Movil's ownership in Telecom Americas was reduced to 42.89%.

With the conclusion of its restructuring plan, Telecom Americas has operations solely in the Brazilian wireless market.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America, with operations in several countries in the Americas and over 26 million wireless subscribers.
www.americamovil.com

Carlos García-Moreno
Chief Financial Officer
cgarciam@mail.telcel.com

Investor Relations Office
Víctor M. Martínez
vicmarag@mail.telcel.com

america movil

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
Ecuador Conecel
Colombia Comcel
USA TracFone
Brazil
ATL
Tess
Telet
Americel
Broadband
Venezuela Génesis
Argentina Techtel
Other Businesses
Speedy Móvil
USA CompUSA
ARBROS

AMÉRICA MÓVIL'S FIRST QUARTER OF 2002 FINANCIAL AND OPERATING REPORT

Mexico City, April 23rd, 2002 - América Móvil, S.A. de C.V. ("América Móvil") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2002.

27.4 million total subs in 1Q02

- América Móvil's wireless subscriber base reached 27.4 million clients at the end of the first quarter, registering net gains of 9 million subscribers year on year. In addition, it had 741 thousand fixed wirelines.

Revenues of 11.6 bn MxP

- Consolidated revenues, which include Comcel's since February, totaled 11.6 billion pesos in the quarter, up 16.2% compared to the previous year. Service revenues rose 11.5% in that period.

EBITDA of 3.9 bn MxP in 1Q02

- EBITDA came in at 3.9 billion pesos, having increased by 7% quarter over quarter and 49% on an annual basis. The EBITDA margin rose to 33.2%. from 25.9% a year before.

Subsidiaries' operating performance improved

- The subsidiaries' operating performance continued to be strong, with Telcel increasing by a point its EBITDA margin, to 35.6% and the Ecuadorian and Colombian operations raising by 8 and 16 percentage points respectively their EBITDA margins relative to the previous quarter.

Net income 3.7x higher than 1Q01

- At 1.5 billion pesos, net income for the quarter was 3.7 times greater than a year before, representing 11.2 peso cents per share (24.6 dollar cents per ADR).
- Total debt rose to 27.4 billion pesos at the end of March, after the consolidation in February of Comcel, which brought along 5.7 billion pesos of debt. Net debt increased to 16.1 billion pesos.

TA's recapitalization completed

- Telecom Americas' recapitalization was completed with the closing, on April 19th, of the 300 million dollars equity contribution by an outside investor. The reorganization of the company, which left it only with operations in the Brazilian wireless market, closed on February 12th.

AMX's stake in Cablevisión sold

- Subsequent to the end of the quarter, América Móvil sold its 49% stake in Empresas Cablevisión, through an IPO in the Mexican Stock Exchange. Proceeds of the sale amounted to 2.0 billion pesos.

AMX's credit ratings were upgraded

- América Móvil's external credit ratings were upgraded during the quarter, to Baa1 by Moody's and BBB- by Standard & Poor's. The company is now rated investment grade by the two rating agencies. In Mexico, it maintains the two top ratings for domestic debt, Aaa.mx and mxAAA, respectively.

Medium term notes issued for 2.75 bn MxP

- Under its medium term note program, América Móvil issued notes for a total of 2.75 billion pesos in the Mexican market, with 4, 5 and 7 year tenors.

América Móvil Fundamentals

	1Q02	4Q01	1Q01
EPS (Mex$ Cents)*	11.2	12.3	2.7
Earnings per ADR (US$ Cents)**	24.6	26.7	5.7
Exchange Rate Mex$ / US$***	9.1	9.2	9.6
Net Income (millions of Mex$)	1,465	1,626	383
EBITDA (millions of Mex$)	3,855	3,553	2,472
EBIT (millions of Mex$)	2,368	2,471	1,231
Shares Outstanding	13,123,236,974	13,199,484,874	13,984,585,900
ADRs Outstanding**	656,161,849	659,974,244	699,229,295

4Q01 figures are before exceptional items
* Net Income / Total Shares outstanding
** 20 Shares per ADR
*** quarter average

Relevant Events

Conclusion of Telecom Americas's restructuring and recapitalization

The 300 million dollars capitalization of Telecom Americas by an outside financial investor closed on April 19th. As part of the exit strategy agreed to with the new investor, América Móvil has provided a put option, exercisable in October 2006, on 50% of the investment, and has obtained a call option on the same notional amount. The new equity investment completed an equity infusion of 660 million dollars in Telecom Americas, including a 120 million dollars loan convertible into Telecom Americas shares provided by América Móvil. On February 12th, the reorganization of Telecom Americas was completed, leaving the latter solely with interests in four Brazilian wireless companies: ATL, Telet, Americel and Tess. As part of this restructuring Telecom Americas' interest in Comcel was transferred to América Móvil, which since February consolidates the financial results of the company.

América Móvil's Subsidiaries & Affiliates as of March 2002

Subsidiaries

Country	Company	Business	Equity Participation	Consolidation Method
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Guatemala	Telgua	wireless, wireline	94.3%	Global Consolidation Method
- Ecuador	Conecel	wireless	61.3%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	97.8%	Global Consolidation Method
- Colombia	Comcel(4)	wireless	95.6%	Global Consolidation Method
- Argentina	Techtel	broadband, wireline	60.0%	Equity Method

Affiliates

Country	Company	Business	Equity Participation	Consolidation Method
	Telecom Americas		**45.8%(1)**	
- Brazil	ATL	wireless	100.0%(3)	Equity Method
- Brazil	Telet(2)	wireless	76.1% (3)	Equity Method
- Brazil	Americel(2)	wireless	75.4% (3)	Equity Method
- Brazil	Tess	wireless	100.0%(3)	Equity Method
	Other Affiliates			
- Venezuela	Genesis	broadband	29.6%	Equity Method
- Spain	Iberbanda (6)	broadband	18.6%	Equity Method
- U.S.A	Arbros(5)	broadband	24.9%	Equity Method
- U.S.A	CompUSA	other	49.0%	Equity Method
- U.S.A	Telvista	other	44.2%	Equity Method

(1) Equity Participation represents the percentage owned by América Móvil.
(2) Stake of Telet and Americel will reach 81% subject to approval by ANATEL.
(3) Equity participation of Telecom Americas, not América Móvil.
(4) Comcel holds directly 36.9% of Occel and América Móvil holds indirectly 60.1% of Occel.
(5) AM holds warrants that upon exercise will increase the ownership interest up to 45%.
(6) Formerly known as Firstmark.

AMX's stake in Cablevisión sold for 2 bn MxP

On April 9th, América Móvil sold its 49% indirect stake in Empresas Cablevisión, the Mexican cable-television operator, for 2.0 billion pesos, through an initial public offering of shares in the Mexican Stock Exchange. This was in continuation with its policy of actively managing its asset base so as to focus its resources on its core businesses.

Greater stake in Conecel

During the month of April América Móvil increased its interest in Ecuadorian subsidiary Conecel, from 61.3% to 80.6%, which implied the payment of 70.3 million dollars.

Moody's and S&P upgraded AMX's long term foreign currency ratings

Moody's Investors Service upgraded the long-term foreign currency rating of América Móvil from Baa2 to Baa1 and Standard & Poor's raised the foreign currency rating on América Móvil to 'BBB-' from 'BB+', outlook to stable from positive. Both rating changed followed the improvement of the foreign currency rating of Mexico. América Móvil's domestic debt has the top ratings available in Mexico.

In the first quarter, América Móvil issued 2 billion pesos in commercial paper and 2.75 billion pesos in medium term notes. The last note, issued on March 22nd, is a one billion peso, seven year floating-rate note based on the 6 month Cete rate.

Subscribers

AMX's subscriber base at 27.4 M

By the end of March, the number of wireless subscribers of América Móvil's subsidiaries and affiliates had increased by 1.4 million clients relative to December, to 27.4 million, a 5% rise in the quarter. This total no longer includes 595 thousand subscribers which were lost with the sale of Cellular Communications of Puerto Rico. On an annual basis, net gains added up to 9 million new subscribers for a 49.1% increase.

Wireless Subscribers as of March 2002

Thousands

		Total (1)					Equity (3)				
Country	Company	1Q02	4Q01	Var.% (2)	1Q01	Var.% (2)	1Q02	4Q01	Var.% (2)	1Q01	Var.% (2)
1) Subsidiaries											
- Mexico	Telcel	17,898	16,965	5.5%	11,713	52.8%	17,898	16,965	5.5%	11,713	52.8%
- Guatemala	Sercom (4)	460	420	9.4%	291	58.1%	434	394	10.0%	245	77.3%
- Ecuador	Conecel	546	484	12.9%	288	89.7%	335	296	12.9%	177	89.5%
- U.S.A.	Tracfone	1,893	1,913	-1.0%	1,618	17.0%	1,851	1,872	-1.1%	1,576	17.5%
- Colombia	Comcel *	2,089	1,885	10.9%	1,216	71.8%	1,997	-	n.a.	-	n.a.
		22,886	21,667	5.6%	15,126	51.3%	22,515	19,528	15.3%	13,710	64.2%
2) Affiliates											
2.1) Telecom Americas											
- Brazil	ATL	1,935	1,917	0.9%	1,665	16.2%	885	1,300	-31.9%	369	140.0%
- Brazil	Telet	851	783	8.7%	601	41.6%	296	271	9.3%	87	241.5%
- Brazil	Americel	640	600	6.6%	422	51.6%	221	206	7.2%	61	262.2%
- Brazil	Tess	1,078	1,032	4.4%	-	n.a.	493	470	5.0%	-	n.a.
		4,503	4,332	3.9%	2,688	67.5%	1,896	2,908	-34.8%	897	111.4%
- Puerto Rico	CCPR*	-	595	n.a.	550	n.a.	-	297	n.a.	275	n.a.
Total		27,390	26,594	3.0%	18,364	49.1%	24,410	22,733	7.4%	14,882	64.0%

* Starting in February 2002, Comcel is part of AMX's subsidiaries and as of the 1Q02 CCPR is no longer an AMX affiliate.

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest.

(2) Variations from 1Q02 with respect to the relevant quarters.

(3) Includes total subscribers weighted by the economic interest held in each company.

(4) Fixed line subscribers of Telgua stands at 740,772. If included in total subscribers, it adds up to 28,126 thousand customers.

With lower subscriber growth than in the previous quarter, Telcel still managed to gain 933 thousand clients in the period to reach 17.9 million clients at the end of March. On an annual basis, its subscriber base has grown 53%.

Conecel and Comcel the most dynamic subsidiaries

In relative terms, Conecel, in Ecuador, and Comcel, in Colombia continued to be the most dynamic companies in terms of subscriber additions, both registering double-digit growth rates quarter over quarter. The former gained 62 thousand new subscribers (a 13% increase) while the latter added 204 thousand (an 11% increase). On an annual basis, these companies also registered the highest relative net gains. Concerning Tracfone, it had a net loss of 20 thousand clients in the quarter to finish with 1.9 subscribers.

460 thousand subscribers in Guatemala

Regarding Guatemala, Sercom, its wireless arm, registered net additions of 40 thousand new subscribers, lower than those observed in the previous quarter but higher than those of prior quarters. These net additions brought the total to 460 thousand subscribers, a 58% increase year on year. Likewise, Telgua's fixed lines totaled 741 thousand, having increase by 26 thousand in the period.

4.5 M subscribers in Brazil

The four Brazilian wireless companies in which América Móvil holds an economic interest ended the quarter with a combined 4.5 million-subscribers, resulting in quarter net gains of 171 thousand, up 4%.

Equity subscribers rose to 24.4 million from 22.7 million in December 2001. This figure already reflects the reorganization of Telecom Americas – with América Móvil increasing its interest in Comcel but reducing it in ATL – and the sale of its stake in CCPR.

América Móvil Consolidated Results

Revenues up 16% yoy

América Móvil's first quarter revenues, 11.6 billion pesos, were up 16% year on year, with service revenues increasing by 12%. Relative to the previous quarter, equipment revenues were down – typically the fourth quarter is the strongest in subscriber gains and, therefore, handset sales – but service revenues rose 8%. The figures include, beginning in February, the revenues of Comcel, the Colombian wireless operator that is now a subsidiary of América Móvil; without them, service revenues would have grown 15% year on year and 3% sequentially.

Traffic rises 40% yoy

The expansion of traffic was somewhat more rapid than the consolidated results suggest, to the extent that the figures of the non-Mexican subsidiaries had to be converted into constant Mexican pesos at a time when the peso has appreciated relative to the U.S. dollar by 5.3% annually and 2.1% quarter on quarter (based on average exchange rates in each quarter), and when other Latin American currencies have fallen against both the U.S. dollar and the peso. In fact, relative to the first quarter of 2001, traffic went up by 40%, twice the rate of growth of service revenues.

América Móvil's Revenues by Company
Jan-Mar 02


7%
2%
8%
8%
74%
Telcel
Telgua
Tracfone
Comcel
Conecel

America Movil's Income Statement (in accordance with Mexican GAAP)

Millions of Constant Mex$ as of March 31, 2002

	1Q02	4Q01	Var.%	1Q01	Var.%
Service Revenues	10,342	9,581	7.9%	9,278	11.5%
Equipment Revenues	1,286	1,503	-14.4%	729	76.5%
Total Revenues	11,628	11,083	4.9%	10,006	16.2%
Cost of Service	2,753	2,602	5.8%	2,858	-3.7%
Cost of Equipment	2,123	2,156	-1.5%	2,016	5.3%
Selling, General & Administrative Expenses	2,897	2,722	6.4%	2,544	13.9%
Total Costs and Expenses	7,773	7,480	3.9%	7,418	4.8%
EBITDA	3,855	3,603	7.0%	2,588	49.0%
% of Total Revenues	33.2%	32.5%		25.9%	
Depreciation & Amortization	1,487	1,098	35.5%	1,205	23.4%
EBIT	2,368	2,505	-5.5%	1,382	71.3%
% of Total Revenues	20.4%	22.6%		13.8%	
Comprehensive Financing Cost (Income)	-410	-280	-46.7%	-240	-70.9%
Other	801	1,381	-42.0%	448	78.5%
Net Income before Minority Interest and Equity Participation in Results of Affiliates & Minority	1,977	1,404	40.8%	1,174	68.4%
minus					
Equity Participation in Results of affiliates	538	-205	362.3%	836	-35.6%
Minority Interest	-25	-39	35.5%	-63	59.6%
Net Income	1,465	1,649	-11.1%	401	265.2%

EBITDA increases 49% on an annual basis

América Móvil's EBITDA was up 7% in the quarter and 49% on an annual basis, to 3.9 billion pesos – a 33.2% EBITDA margin – whereas the operating profit was down in the quarter (on account of greater depreciation and amortization charges brought about by the consolidation of Comcel) but up 71% year on year, to 2.4 billion pesos.

Improved Latin America n operations

All the Latin American operations, save for Telgua, improved their EBITDA margin in the quarter. Telgua's fell relative to the previous quarter essentially because in the latter there had been extraordinary revenues resulting from the favorable resolution of a legal process on behalf of the company, which had boosted that quarter's EBITDA margin; correcting for this, Telgua's margin also would have increased in the quarter.

The above figures reflect the fact that, while typically a weak one, the first quarter was even more so this year given the fact that the Easter holiday took place in March, significantly reducing the number of work days in the period.

EBITDA margins of 33.2%

Given the strong performances of its subsidiaries, and in spite of the appreciation of the Mexican peso against the U.S. dollar and the incorporation of Comcel – whose EBITDA margin is still somewhat below América Móvil's average –, América Móvil managed to increase its EBITDA margin from 32.5% to 33.2% in the quarter. This partly reflects the more moderate growth of the subscriber base as compared to the very fast pace of the fourth quarter.

The net loss attributable to América Móvil's equity participation in affiliates was 538 million pesos, down from 836 million the year before. (In the fourth quarter a

Net income 3.7 times higher than in 1Q01

gain was registered, due to the appreciation of the Brazilian reais against the U.S. dollar that took place at the time.) Net income came in at 1.5 billion pesos – 11.2 peso cents per share – and was 3.7 times higher than a year before, in spite of a greater net debt position and its impact on overall financial costs.

Net debt of 16.1 M MxP

Total debt rose to 27.4 billion pesos from 22.0 billion in December, on the back of the consolidation of Comcel, which owed 5.7 billion pesos (631 million dollars) at the time when it was brought into América Móvil. The above, coupled with a reduction in the cash and securities position of the company, led to an increase of 6.7 billion pesos in the company's net debt, to 16.1 billion pesos at the end of March.

BALANCE SHEET

América Móvil Consolidated

Millions of Constant Mex$ as of March 31, 2002

	Mar-02	Dec-01	Var.%		Mar-02	Dec-01	Var.%
Current Assets				*Current Liabilities*			
Cash & Securities	11,248	12,602	-10.7%	Short Term Debt*	8,108	6,608	22.7%
Accounts Receivable	3,634	3,979	-8.7%	Accounts Payable	6,673	9,765	-31.7%
Other Current Assets	3,977	2,922	36.1%	Other Current Liabilities	5,041	2,553	97.5%
Inventories	2,753	3,454	-20.3%		19,822	18,926	4.7%
	21,612	22,957	-5.9%				
Long-Term Assets							
Plant & Equipment	43,553	42,349	2.8%				
Investments in Affiliates	17,482	24,802	-29.5%	*Long-Term Liabilities*			
				Long Term Debt	19,254	15,387	25.1%
Deferred Assets				Other Long-Term Liabilities	2,008	3,806	-47.2%
Goodwill (Net)	9,491	4,583	107.1%		21,261	19,193	10.8%
Licenses (Net)	4,889	2,509	94.8%				
Deferred Assets	1,169	825	41.7%	Shareholder's Equity	57,112	59,907	-4.7%
Total Assets	98,196	98,026	0.2%	Total Liabilities and Equity	98,196	98,026	0.2%

* includes current portion of Long Term Debt

The net debt figure mentioned above already considers the full payment for Williams Communications' stake in ATL; the acquisition of an additional interest in Comcel from Empresa de Telecomunicaciones de Bogotá; the buy-back of América Móvil shares in the market; and the payment of dividends. It considers as well monies received from SBC International on account of its purchase of América Móvil's stake in Cellular Communications of Puerto Rico.

Several items of the balance sheet changed significantly in the quarter. Most of the changes had to do with the acquisition of Comcel which essentially affected, besides the debt figures, those of goodwill, licenses and other current liabilities. Other changes reflect the sale of América Móvil's stake in CCPR and ATL, recorded essentially under investments in affiliates and other current assets.

Telcel

Telcel's revenues of 8.9 bn MxP

Telcel's total revenues for the first quarter of 2002 were 8.9 billion pesos, practically unchanged relative to the previous quarter and 18% higher from a year before. Service revenues grew 5% quarter on quarter in spite of the Easter holiday having taken place in March, which affected overall usage during the period. Fewer net additions, most of which are attributable to seasonal factors, resulted in equipment sales decreasing 22% in the period.

INCOME STATEMENT (in accordance with Local GAAP)

Telcel

Millions of Constant Mex$ as of March 31, 2002

	1Q02	4Q01	Var.%	1Q01	Var.%
Service Revenues	7,892	7,543	4.6%	7,042	12.1%
Equipment Revenues	1,019	1,307	-22.1%	532	91.7%
Total Revenues	8,911	8,850	0.7%	7,573	17.7%
Cost of Service	2,080	1,723	20.7%	1,698	22.5%
Cost of Equipment	1,579	1,784	-11.5%	1,434	10.1%
Selling, General & Administrative Expenses	2,083	2,281	-8.7%	1,746	19.3%
Total Costs & Expenses	5,742	5,788	-0.8%	4,877	17.7%
EBITDA	3,169	3,062	3.5%	2,696	17.6%
%	35.6%	34.6%		35.6%	
Depreciation & Amortization	819	608	34.6%	675	21.3%
EBIT	2,350	2,454	-4.2%	2,021	16.3%
%	26.4%	27.7%		26.7%	

Telcel's EBITDA margin goes to 35.6%

EBITDA for the first quarter reached 3.2 billion Pesos, up 4% from the previous one, bringing the EBITDA margin from 34.6% to 35.6% of total revenues, in spite of additional charges borne by Telcel, including the new tax on some wireless services in effect since January.

Telcel Traffic and Subscribers


Millions of Subscribers
Millions of Minutes
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Ene-02
Mar-02
Telcel Subscribers
Traffic

Productivity continues to rise

Productivity continued its upward trend, with the number of subscribers per employee increasing by 2.7% to 2,280 in the period. Digital traffic as a proportion of total traffic reached 61.8% in March 2002, up from 60.6% recorded in December 2001.

Telcel's Operating Data

	1Q02	4Q01	Var*	1Q01	Var*
Licensed Pops (millions)	101	100	0.4%	97	3.3%
Subscribers (thousands)	17,898	16,965	5.5%	11,714	52.8%
Postpaid	1,202	1,160	3.7%	1,011	18.9%
Prepaid	16,696	15,806	5.6%	10,702	56.0%
MOU	63	67	-5.9%	78	-19.2%
Postpaid	294	290	1.4%	258	14.0%
Prepaid	46	47	-1.4%	60	-22.7%
ARPU (Mex$)**	153	156	-2.1%	202	-24.2%
Postpaid	921	927	-0.7%	893	3.1%
Prepaid	94	97	-3.1%	134	-29.8%
Churn (%)	3.20%	3.15%		2.83%	
Headcount	7,851	7,644	2.7%	6,771	16.0%

** ARPU's excluding equipment revenues.

* Percentage change of 1Q02 relative to 4Q01 and 1Q01

Notes

1) ARPU US$ = 17, 17 and 21 for the 1Q02, 4Q01 and 1Q01, respectively.
2) Postpaid ARPU US$ = 102, 101 and 94 for the 1Q02, 4Q01 and 1Q01, respectively.
3) Prepaid ARPU US$ = 10, 11 and 14 for the 1Q02, 4Q01 and 1Q01, respectively.

8 cities with GSM service

The GSM network rollout continued during the quarter, having concluded the building stage of the project in 8 cities where the service is now available.

Telgua

40 thousand net adds in 1Q02

Telgua's quarterly net additions of 40 thousand subscribers, 9.4% increase, brought the total to 460 thousand, continuing with the company's strong growth rates registered during the previous quarters. The number of fixed wirelines was 741 thousand at the end of March.

Total revenues of 109 MDls

Total revenues in the quarter were 109 million dollars. Equipment revenues – double the previous year's – reflect Telgua's rapid subscriber growth.

Costs & Expenses down 18%

Compared to the same period a year earlier, total costs and expenses were slashed by more than 18%, or 10 million dollars, as cost reduction policies continued to yield results.

Telgua's EBITDA of 65 MDls, up 17.7% yoy

At 65 million dollars, EBITDA was up 17.7% on an annual basis. The EBITDA margin remained close to 60%, some 9 percentage points higher than a year earlier. The operating profit represented 35.8% of revenues, compared with 29.5% in 2001.

INCOME STATEMENT (in accordance with Local GAAP)
Telgua
Millions of Constant US$ as of March 31, 2002

	1Q02	4Q01	Var.%	1Q01	Var.%
Service Revenues	105	113	-7.0%	107	-1.9%
Equipment Revenues	4	4	-6.4%	2	82.9%
Total Revenues	109	117	-7.0%	109	-0.2%
Cost of Service	8	11	-29.9%	15	-47.9%
Cost of Equipment	7	8	-11.2%	8	-15.4%
Selling, General & Administrative Expenses	29	26	12.9%	30	-4.5%
Total Costs & Expenses	44	45	-2.2%	54	-18.5%
EBITDA	65	72	-10.0%	55	17.7%
%	59.6%	61.6%		50.6%	
Depreciation & Amortization	26	34	-23.6%	23	13.2%
EBIT	39	38	2.1%	32	20.9%
%	35.8%	32.6%		29.5%	

Sercom's higher revenues and lower costs allowed EBITDA to play an increasingly important role in Telgua´s consolidated results. Sercom, Telgua's wireless arm, accounted for 22% of consolidated revenues and more than 16% of consolidated EBITDA, up from 20% and 12.7%, respectively in the fourth quarter of 2001.

Total Revenues by Subsidiary
1Q02


6%
7%
22%
65%

Telgua
Sercom
Telglob
Publitel

EBITDA by Subsidiary
1Q02


8%
6%
17%
69%

Sercom's Operating Data

	1Q02	4Q01	Var *	1Q01	Var *
Licensed Pops (millions)	12	12	0.7%	12	-1.9%
Subscribers (thousands)	460	420	9.4%	291	57.8%
Postpaid	47	49	-5.7%	81	-42.5%
Prepaid	413	371	11.4%	210	96.4%
MOU	214	218	-1.7%	190	12.9%
Postpaid	333	316	5.2%	226	47.1%
Prepaid	200	202	-1.3%	174	14.9%
ARPU (US$)	17	16	3.3%	18	-7.3%
Postpaid	46	40	17.1%	35	33.9%
Prepaid	13	13	5.2%	11	20.1%
Churn (%)	0.8%	2.1%		0.5%	
Headcount	375	361	3.9%	354	5.9%

* Percentage change of 1Q02 relative to 4Q01 and 1Q01
** Estimated

Sercom's Traffic and Subscribers


500
450
400
350
300
250
Thousands
110
100
90
80
70
60
50
40
Millions of Minutes
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Subscribers
Traffic

Conecel

Conecel's service revenues surge 58.9% yoy

During the first quarter, Conecel continued with strong subscriber growth (13% in the quarter), surpassing the 500 thousand subscribers mark. Quarter revenues totaled 25 million dollars, with service revenues growing by 58.9% year-on-year. With costs and expenses increasing much less rapidly than revenues, EBITDA grew to 9 million dollars, more than doubling the previous year's EBITDA.

INCOME STATEMENT (in accordance with Local GAAP)

Conecel

Millions of Constant US$ as of March 31, 2002

	1Q02	4Q01	Var.%	1Q01	Var.%
Service Revenues	23	21	10.2%	14	58.9%
Equipment Revenues	2	3	-31.2%	1	65.0%
Total Revenues	25	24	5.0%	16	59.4%
Cost of Service	4	3	13.4%	3	9.5%
Cost of Equipment	3	4	-27.1%	2	66.9%
Selling, General & Administrative Expenses	9	10	-5.8%	7	39.2%
Total Costs & Expenses	16	17	-7.3%	12	35.1%
EBITDA	9	7	36.5%	4	132.2%
%	36.4%	28.0%		25.0%	
Depreciation & Amortization	7	6	13.6%	6	11.8%
EBIT	3	1	188.8%	-2	228.4%
%	10.1%	3.7%		-12.5%	

3 MDls in operating profit

The operating profit rose to 3 million dollars from less than one. This operating profit compares with the 2 million dollar loss registered in the same period of 2001 and is proof of Conecel's financial turnaround.


Conecel's Traffic and Subscribers
Thousands Subscribers
Millions of Minutes
Conecel Subscriber
Traffic

Conecel's Operating Data

	1Q02	4Q01	Var *	1Q01	Var *
Licensed Pops (millions)	13	13	1.7%	12	12.4%
Subscribers (thousands)	546	484	12.9%	289	89.3%
Postpaid	70	66	5.4%	50	40.3%
Prepaid	477	418	14.1%	239	99.4%
MOU	65	67	-2.3%	68	-4.4%
Postpaid	210	211	-0.3%	192	9.6%
Prepaid	44	44	0.0%	42	4.3%
ARPU (US$)	13	14	-6.6%	14	-7.6%
Postpaid	47	46	0.9%	45	3.1%
Prepaid	8	9	-7.4%	8	8.0%
Churn (%)	3.4%	3.3%		3.9%	
Headcount	874	878	-0.5%	865	1.0%

* Percentage change of 1Q02 relative to 4Q01 and 1Q01
** Estimated

Comcel

204 thousand net adds in 1Q02

Comcel's subscriber base reached more than 2 million clients at the end of March, as net additions continued to be strong (204 thousand in the quarter and 873 year on year). The number of postpaid subscribers has recently been increasing more rapidly than that of prepaid subscribers.

Comcel's Operating Data

	1Q02	4Q01	Var*	1Q01	Var*
Licensed Pops (millions)	35	35	1.1%	34	2.9%
Subscribers (thousands)	2,089	1,885	10.9%	1,216	71.8%
Postpaid	492	433	13.6%	309	58.9%
Prepaid	1,598	1,451	10.1%	907	76.2%
MOU	76	88	-13.5%	108	-30.0%
Postpaid	264	318	-16.9%	321	-17.7%
Prepaid	20	22	-12.8%	31	-36.6%
ARPU (COP)	32,757	34,190	-4.2%	39,602	-17.3%
Postpaid	94,885	91,377	3.8%	91,322	3.9%
Prepaid	14,194	17,987	-21.1%	20,750	-31.6%
Churn (%)	2.5%	2.7%		1.7%	
Headcount	1,207	1,203	0.3%	1,221	-1.1%

* Percentage change of 1Q02 relative to 4Q01 and 1Q01
** Estimated

INCOME STATEMENT (in accordance with US GAAP)

Comcel

Billion of Constant COP$ as of March 31, 2002

	1Q02	4Q01	Var. %	1Q01	Var. %
Service Revenues	200	176	14.1%	147	36.4%
Equipment Revenues	22	41	-46.5%	14	55.4%
Total Revenues	222	216	2.7%	161	38.0%
Cost of Service	40	34	17.3%	33	21.8%
Cost of Equipment	58	87	-33.5%	42	36.6%
Selling, General & Administrative Expenses	60	68	-11.7%	56	7.5%
Total Costs & Expenses	157	188	-16.4%	131	20.5%
EBITDA	65	28	132.4%	30	113.9%
%	29.1%	12.9%		18.8%	
Depreciation & Amortization	55	55	1.3%	45	21.6%
EBIT	9	-27	135.1%	-15	161.7%
%	4.2%	-12.4%		-9.5%	
Exchange Rate COP$/US$ End of Period:	2,259.0	2,279.1		2,308.0	

Service revenues are up 36% yoy

Total revenues went up by 6 billion Colombian Pesos in the quarter, to 222 billion Colombian Pesos (98 million dollars) driven by the 14% growth in service revenues. The latter reflects the increase in the company's subscriber base-including postpaid clients, which generate higher ARPUs and traffic levels-as well as an increase of the company's tariffs in January. Year on year, total revenues increased by 61 billion Colombian Pesos (27 million dollars) on the back of higher equipment sales brought about by the launch of new prepaid and postpaid plans, as well as a 36% increase in service revenues.

Total costs and expenses totaled 157 billion Colombian Pesos (69 million dollars), down 16% compared to the previous quarter as a result of successful cost control policies implemented by the company's management and a decrease in equipment costs, which were down by a third due to seasonal factors. On an annual basis revenues outpaced costs at a rate of almost two to one.

At 29.1%, EBITDA margin is 10.3 points higher yoy

EBITDA shot up to 65 billion Colombian Pesos (29 million dollars), more than doubling both on an annual and sequential basis. Thus, the margin rose to 29.1%, 10.3 percentage points higher than a year before.

The improved operating performance of the company was reinforced with its financial restructuring, which brought about a significant reduction in interest costs.

Tracfone

Tracfone's churn rate is down by 2.2 pp

At 1.9 million clients at the end of March, Tracfone's subscriber base was practically unchanged in the first quarter (it came down slightly, by 20 thousand subscribers). However, the churn rate decreased notably, by 2.2 percentage points, as the number of disconnections came down compared to the previous quarter.

Total revenues were somewhat lower quarter on quarter as airtime revenues fell 5.4%, which could be explained by seasonal factors. The company's sales of digital handsets are gradually picking up.

INCOME STATEMENT (in accordance with US GAAP)

TracFone

US$ millions

	1Q02	4Q01	Var.%	1Q01	Var.%
Airtime Revenue	91	96	-5.4%	86	5.6%
Phone Revenue	20	19	6.7%	17	18.4%
Total Revenue	111	115	-3.4%	103	7.7%
Airtime Cost	40	42	-6.0%	35	13.9%
Phone Cost	37	33	13.1%	46	-19.5%
Gross Profit	34	40	-14.3%	22	54.9%
Gross Profit - Airtime	52	54	-4.9%	52	0.0%
Selling, General & Administrative Expenses	33	38	-13.9%	54	-38.6%
Acquisition Costs	12	13	-9.9%	23	-48.9%
EBITDA	-11	-12	7.7%	-55	80.4%
%	-9.7%	-10.1%		-53.3%	
Depreciation & Amortization	4	5	-16.2%	3	61.8%
EBIT	-15	-17	10.4%	-58	73.7%
%	-13.7%	-14.7%		-56.0%	

SG&A cut by 14% qoq

Management continued with its cost control programs, with a view to sustain the improvement of the company's profitability. As a result, SG&A expenses were cut by 14% quarter over quarter and by almost 40% on an annual basis.

EBITDA losses down to 11 MDls

EBITDA losses, 11 million in the quarter, were down 80% year on year. Relative to airtime revenues, they have declined from 64% in the first quarter of 2001, to 12%.


Tracfone's Traffic and Subscribers
Millions of Subscribers
Millions of Minutes
2.5
2.0
1.5
1.0
0.5
0.0
100
90
80
70
60
50
40
30
20
10
0
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
Tracfone Subscribers
Traffic

Tracfone's Operating Data

	1Q02	4Q01	Var*	1Q01	Var*
Licensed Pops (millions)	286	285	0.4%	280	2.1%
Subscribers (thousands)	1,893	1,913	-1.0%	1,619	16.9%
MOU	41	40	3.1%	50	-18.4%
ARPU (US$)	16	18	-13.6%	20	-21.6%
Churn (%)	5.7%	7.9%		7.9%	
Headcount	477	646	-26.2%	940	-49.3%

* Percentage change of 1Q02 relative to 4Q01 and 1Q01

Telecom Americas

4.5 M Brazilian subscribers in March 2002

Total subscribers were up 171 thousand, to 4.5 million, a 4% increase in the quarter and 24.7% year-on-year, with Telet and Americel being the more dynamic firms of the group.

Brazilian Wireless Subscribers

Thousands

	1Q02	1Q01*	Var%.
Total	4,503	3,612	24.7%
Prepaid	3,809	3,017	26.3%
Postpaid	694	595	16.7%

* includes 925 thousand subscribers of Tess.

Telecom Americas' Traffic and Subscribers


Millions of Subscribers
Millions of Minutes
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
500
450
400
350
300
250
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Ene-02
Mar-02
Subscribers
Traffic

EBITDA of 67 MDls, up 49% yoy

The Brazilian wireless operations (which include the firms ATL, TESS, Telet and Americel) had a strong quarter in terms of both service revenues and EBITDA, with the former rising 17% on the year and 10% on the quarter, to 415 million reais (US$177 million) and the latter reaching 157 million reais (US$67 million), up 49% on both the quarter and the year.

Brazilian Wireless Operations (in accordance with Local GAAP)

Millions of Constant R$ as of March 31, 2001

	1Q02	4Q01	Var.%	1Q01	Var.%
Service Revenues	415	377	9.9%	356	16.6%
Equipment Revenues	73	119	-38.9%	59	22.8%
Total Revenues	488	497	-1.8%	415	17.5%
Cost of Service	29	30	-1.3%	40	-26.9%
Cost of Equipment	88	151	-41.7%	67	31.0%
Selling, General & Administrative Expenses	213	211	1.3%	203	5.4%
Total Costs & Expenses	331	391	-15.5%	310	6.8%
EBITDA	157	105	48.9%	105	48.8%
%	32.2%	21.2%		25.4%	
Depreciation & Amortization	155	153	1.2%	132	18.0%
EBIT	2	-48	103.6%	-26	106.7%
%	0.4%	-9.7%		-6.3%	
Comprehensive Financing (Income) Cost	128	-160	180.4%	307	-58.2%
Other	28	-39	172.2%	18	61.6%
Net Income	-155	151	-202.6%	-351	55.8%

Exchange Rates R$/US$ End of Period and Avg. 1Q02: $ 2.3495 and $ 2.3818, respectively.


Telecom Americas' EBITDA
R$ Millions
200
150
100
50
-
105
83
96
105
157
1Q01
2Q01
3Q01
4Q01
1Q02

Total revenues were slightly down relative to the previous quarter, however, reflecting lower equipment sales as compared to the fourth quarter's, traditionally the strongest period of the year.

An operating profit for the first time

For the first time, these operations managed to turn an operating profit, 1.7 million reais, reverting the operating loss of 26 million reais seen a year earlier.

The integral financing costs were up relative to the previous quarter's, since in the latter an important foreign exchange gain (which more than offset interest costs) was obtained as the reais appreciated against the dollar. In the first quarter there was no such gain, but a relatively small loss.

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A. de C.V. (the "Company") quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of APRIL, 2002

AMERICA MOBILE
(Translation of registrant's name into English)

LAGO ALBERTO 366, COL. ANAHUAC, 11320, MEXICO D.F.
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

____
(Registrant)

Date APRIL 29, 2002

By ________________________
(Signature)*
CARLOS GARCIA MORENO
CHIEF FINANCIAL OFFICER

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.